UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.1)

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation

(Name of Issuer)

Common Share without par value

(Title of Class of Securities)

120831 10 2

(CUSIP Number)

Suen Cho Hung, Paul

Suite 1501, 15th Floor, Great Eagle Centre

23 Harbour Road, Wanchai, Hong Kong

+852 3162 6623

with copy to:

Kenneth K. Kwok, Esq.

Dorsey & Whitney

Suite 3008, One Pacific Place

88 Queensway

Hong Kong

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 120831 10 2

1.	Names of Reporting Persons.

Suen Cho Hung, Paul

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

8,394,508 common shares
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

8,394,508 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,394,508 common shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

21.9%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 120831 10 2

1.	Names of Reporting Persons.

Ace Way Global Limited

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

8,394,508 common shares
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

8,394,508 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,394,508 common shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

21.9%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 120831 10 2

1.	Names of Reporting Persons.

Ace Pride Holdings Limited

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

8,394,508 common shares
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

8,394,508 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,394,508 common shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

21.9%

14.	Type of Reporting Person (See Instructions)

CO

This Amendment No.1 to the Schedule 13D amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2017 by the Reporting Persons (as defined below).

Item 1.	Security and Issuer.

This Schedule 13D relates to the common shares without par value (the “Shares”) of Burcon NutraScience Corporation (the “Issuer”) with its principal executive offices at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 Canada.

Item 2.	Identity and Background

The information set forth in Items 4 and 6 below is incorporated in this Item 2.

This statement is filed by:

(i)	Mr. Suen Cho Hung (“Mr. Suen”), a citizen of the People’s Republic of China with business address situated at Suite 1501, 15th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong;
(ii)	Ace Way Global Limited (“Ace Way”), a British Virgin Islands company with its principal office address situated at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands; and
(iii)	Ace Pride Holdings Limited (“Ace Pride”), a British Virgin Islands company with its principal office address situated at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Mr. Suen, Ace Way and Ace Pride are referred to herein collectively as the “Reporting Persons”, and individually as a “Reporting Person”.

Mr. Suen is the (i) Chairman and executive director of Enviro Energy International Holdings Limited, and (ii) the Chairman and executive director of EPI (Holdings) Limited.

The principal business of each of Ace Way and Ace Pride is investment holding.

During the past five years, Mr. Suen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

During the past five years, neither Ace Way nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

During the past five years, neither Ace Pride nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchase of the 1,158,676,465 ITC Shares (as defined in Item 4 below) was from personal funds of Mr. Suen.

Item 4.	Purpose of Transaction

The ITC Shares Acquisition

Ace Pride is a wholly-owned subsidiary of Ace Way and Ace Way is wholly-owned by Mr. Suen. On January 24, 2017, via Ace Way and Ace Pride, Mr. Suen acquired a total of 1,147,366,967 shares (each an “ITC Share” and collectively as the “ITC Shares”) of ITC Corporation Limited (“ITC”) for an aggregate consideration of HK$596,630,822.84 at HK$0.52 per ITC Share (the “ITC Shares Acquisition”). ITC together with its subsidiaries are collectively referred to herein as the “ITC Group”.

Upon the close of mandatory unconditional cash offer (the “Offer”) on March 28, 2017, the number of ITC Shares held by Ace Pride is increased by 11,309,498 shares, being the valid acceptances in respect of the said offer.

Upon completion of the ITC Shares Acquisition and the Offer and as at the date of this Amendment No. 1 to the Schedule 13D, Mr. Suen indirectly holds an aggregate of 1,158,676,465 ITC Shares, representing 68.63% of the total issued share capital of ITC.

ITC owns 100% of the issued share capital of Large Scale Investments Limited (“Large Scale”) and Great Intelligence Limited (“Great Intelligence”), which owns certain securities interests in the Issuer as described in Item 5 below.

Mr. Suen intends that the ITC Group will continue to operate its existing business. The principal activities of the ITC Group comprise investment holding, the provision of finance, property investment and treasury investment. Mr. Suen will in due course conduct a review of the existing principal businesses and financial position of the ITC Group for the purpose of formulating business plans and strategies for the future business development of the ITC Group. No time frame has been set for the completion of such review.

Item 5.	Interest in Securities of the Issuer

The information set out in Item 2 and Item 4 above are incorporated in this Item 5.

(a) – (b)

The securities of the Issuer to which this Schedule 13D relates are owned by Large Scale and Great Intelligence. Large Scale and Great Intelligence are wholly-owned by ITC. None of the Reporting Persons directly holds any Shares of the Issuer.

Large Scale owns (i) 5,780,408 Shares of the Issuer; and (ii) the convertible unsecured promissory note in the principal amount of CAD 2,000,000 (the “Principal Amount”) dated May 12, 2016 (“Note”) issued by the Issuer, the whole or part of the Principal Amount is convertible into approximately 501,253 Shares of the Issuer at CAD3.99 per Share (subject to adjustments) up to and including the earlier of (A) three years from the issue of the Note; and (B) the occurrence of an event of default, in total representing approximately 16.4% of the issued and outstanding Shares of the Issuer (assuming the issuance of 501,253 Shares upon the full conversion of the aforesaid Note (“LS Note Shares”)). The aforesaid 5,780,408 Shares and 501,253 LS Note Shares owned by Large Scale are hereinafter collectively referred as “LS Shares”. Prior to April 30, 2017, Large Scale had owned 198,429 warrants of the Issuer with each such warrant entitling Large Scale to acquire 1 Share at an exercise price of CAD2.25. As Large Scale did not exercise such warrants, they lapsed and expired on April 30, 2017.

Great Intelligence owns 2,112,847 Shares, representing approximately 5.6% of the issued and outstanding Shares of the Issuer (the “GI Shares”).

ITC, a Bermuda company whose shares are listed on The Stock Exchange of Hong Kong Limited, owns 100% of the issued shares of Large Scale and Great Intelligence and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the LS Shares and GI Shares.

Large Scale, Great Intelligence and ITC jointly filed a Schedule 13G dated January 10, 2012, as amended on January 17, 2013, January 27, 2015, January 26, 2016 and January 20, 2017, with respect to the Shares of the Issuer.

The securities reported on this Schedule as beneficially owned by the Reporting Persons are held by Large Scale and Great Intelligence. For the reasons set out in (i) to (iv) below, the Reporting Persons may be deemed pursuant to Rule 13d-3 under the Exchange Act, to beneficially own and to share voting and dispositive power in respect of the LS Shares held by Large Scale and the GI Shares held by Great Intelligence:

(i)	ITC owns all of the voting interest in Large Scale and Great Intelligence;
(ii)	Ace Pride holds 68.63% of the voting interest in ITC;
(iii)	Ace Way owns all of the voting interest in Ace Pride; and
(iv)	Mr. Suen owns all of the voting interest in Ace Way.

The filing of this statement should not be construed as an admission that the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Shares covered by this statement. Each of the Reporting Persons expressly disclaims any beneficial ownership of the Shares that are owned by Large Scale and Great Intelligence.

The securities reported on this Schedule as beneficially owned by ITC are held by Large Scale and Great Intelligence. ITC, which owns all of the voting interest in Large Scale and Great Intelligence, may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own and to share voting and dispositive power in respect of the LS Shares held by Large Scale and the GI Shares held by Great Intelligence. The filing of this statement should not be construed as an admission that ITC is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares covered by this statement.

The calculation of percentage beneficial ownership set out above was derived from the corporate factsheet as made available on the Issuer’s web-site (http://www.burcon.ca/investors/corporate_factsheet.php) as of April 30, 2017 in which the Issuer stated number of its issued Shares was 37,827,175.

In addition, for the purposes of calculating the percentage of beneficial ownership by Large Scale and ITC of the Shares only, the issued and outstanding Shares of the Issuer are deemed to include the 501,253 LS Note Shares.

(c)	Except for the transactions described herein (including in Item 4 above), the Reporting Person has not effected any transaction in the Shares during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except for the arrangements described in Item 4 above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The documents which have been filed as Exhibits are listed in the Exhibit index herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2017

/s/ Suen Cho Hung, Paul
Name: Suen Cho Hung, Paul

ACE WAY GLOBAL LIMITED

Date: May 4, 2017

Signature:	/s/ Suen Cho Hung, Paul
Name:	Suen Cho Hung, Paul
Title:	Director

ACE PRIDE HOLDINGS LIMITED

Date: May 4, 2017

Signature:	/s/ Suen Cho Hung, Paul
Name:	Suen Cho Hung, Paul
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common shares without par value of Burcon NutraScience Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Suen Cho Hung, Paul

Date: May 4, 2017

Signature:	/s/ Suen Cho Hung, Paul
Name:	Suen Cho Hung, Paul

ACE WAY GLOBAL LIMITED

Date: May 4, 2017

Signature:	/s/ Suen Cho Hung, Paul
Name:	Suen Cho Hung, Paul
Title:	Director

ACE PRIDE HOLDINGS LIMITED

Date: May 4, 2017

Signature:	/s/ Suen Cho Hung, Paul
Name:	Suen Cho Hung, Paul
Title:	Director